

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via E-Mail
Ms. Catherine A. Bradaick
President
Quality WallBeds, Inc.
2820 16th Street, North
St. Petersburg, FL 33704

> **Re: Quality WallBeds, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2012**
> **File No. 333-183104**

Dear Ms. Bradaick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement's Facing Page

1. The EDGAR system indicates that Quality's primary standard industrial classification code number is 2510. Please revise.

Outside Front Cover Page

2. Please disclose that you are an emerging growth company. Further, provide disclosure in the risk factors section on Quality's status as an emerging growth company. We note the disclosure under "Jumpstart Our Business Startups Act' on page I-19.

<u>We occupy our business under a yearly non-cancelable lease…, page 1-6</u>

3. Disclosure that Quality occupies its business under a yearly non-cancelable lease is inconsistent with disclosure in note 6 to the financial statements that Quality leases its facilities on a month to month basis. Please reconcile the disclosures.

<u>Because we can issue additional shares of common stock…, page I-8</u>

4. Disclosure that Quality is authorized to issue up to 3,374,980 shares of common stock is inconsistent with disclosure under "Description of Securities" on page I-14 and elsewhere that Quality is authorized to issue up to 500,000,000 shares of common stock. Please reconcile the disclosures.

<u>Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8</u>

5. Disclose the number and percentage of shares of Quality's common stock beneficially owned by Mr. Michael J. Daniels.

6. The meaning and purpose of the phrase "in the event decisions made on behalf of her clients from her law practice were to be placed ahead of the interests of our Company" are unclear. Please revise. We note the disclosure on page I-15 that Diane J. Harrison, Esq. is the spouse of Mr. Michael J. Daniels and that Ms. Harrison is providing the legal opinion on the validity of Quality's common stock.

<u>At the present time our Officers and Directors provide their services on an unpaid business…, page I-9.</u>

7. Disclose the amount of time that Ms. Catherine A. Bradaick and Mr. Michael J. Daniels each devote to Quality and its business.

<u>Selling Security Holders, page I-10</u>

8. Disclosure that selling security holders are offering up to 3,374,980 of the 9,375,000 shares of common stock issued to them is inconsistent with disclosure in footnote 2 to the selling security holders table and elsewhere that the selling security holders are offering all of the 3,374,980 shares of common stock issued to them. Please reconcile the disclosures.

9. Disclosure in footnote 1 to the selling security holders table that a forward stock split of 1,250:1 resulted in a forward increase in the sole shareholders' shares from 500 to 3,374,000 is inconsistent with disclosure in the statement of stockholders' equity for the six months ending June 30, 2012 and for the years ending December 2011 and

2012 that a forward stock split of 1250:1 resulted in a forward increase in the sole shareholders' shares from 7,500 to 9,375,000. Please reconcile the disclosures.

10. Besides disclosures in footnotes 5, 6, 7, and 9 to the selling security holders table, we note that there are other selling security holders who have the same surname. For example, refer to William B. and Wilma J. Harrison, William B. and Belvey Harrison, Joseph and Ruth Scutero, and Evan Scutero. Disclose the relationship, if any, of all selling security holders who have the same surname.

Plan of Distribution, page I-12

11. Disclosure in the third paragraph that "Each selling security holder invested from $500.00 for the purchase of their shares for a total investment of $14,000" is unclear. Please revise.

Background of Executive Officers and Directors, page I-13

12. Disclose the name and the nature of Ms. Catherine A. Bradaick's business for the last four years.

13. Disclosure that Mr. Michael J. Daniels has worked as a business owner and consultant for the last 10 years for 5 Dogs Inc. and Cheetah Consulting, Inc. is inconsistent with disclosures in footnote 2 under "General" on page I-13 that Mr. Daniels was an officer and director of Cheetah Consulting, Inc. and resigned from those positions in 2005 and is currently president of Court Document Services, Inc. Please reconcile the disclosures. Further, describe briefly Mr. Daniels' business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

14. Disclosure that Mr. Michael J. Daniels has served as Quality's secretary/treasurer and chairman of the board of directors "since we acquired control of the business on January 31, 2012" is inconsistent with disclosure that Ms. Catherine A. Bradaick has served as Quality's president "since we acquired control of the business on March 31, 2012. Please reconcile the disclosures. Additionally, please clarify to whom the word "we" is referring.

Business Development, page I-16

15. Disclosure in the second paragraph that Mr. Lloyd Burkley has remained as Quality's vice president of operations is inconsistent with disclosure in the fourth paragraph and elsewhere that Mr. Burkley resigned all of his positions with Quality on March 31, 2012. Please reconcile the disclosures.

Management's Discussion and Analysis of Financial Condition, page I-20

Results of Operations, page I-21

16. Please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the increase or decrease in revenue from period to period was due to changes in volumes sold and/or changes in sales prices.

- Discuss the most significant components of your cost of sales, the percentage of cost of sales attributable to such components, and disclose the reasons for any significant fluctuations in cost of sales between periods.

- Quantify the underlying factors that you attribute to the changes in general and administrative expenses as a percentage of revenue.

Liquidity and Capital Resources, page I-21

17. Please discuss the material changes in operating cash flows between the comparative periods, including explaining the reasons for any significant changes in accounts receivables, accounts payable and accrued expenses, and customer deposits.

18. We refer to the second paragraph of your discussion. Please remove the word "not" where you state that "our total current assets not exceed our current liabilities."

Critical Accounting Policies

19. Please provide within MD&A a narrative of each policy that you identify as a critical accounting policy. Your critical accounting policies should disclose and discuss accounting estimates and assumptions where the nature of the estimates and assumptions could be material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters and due to the susceptibility of such matters to change. Refer to Release No. 33-8350.

Description of Property, page I-22

20. Advise what consideration Quality has given to filing its lease for the building as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Audit Committee, page I-22

21. We note the statement "The Board has determined that the relationship of Mr. Daniels as both our Company Secretary/Treasurer and our audit committee financial expert is not detrimental to the Company." Revise the disclosure to make clear that the board of directors is not comprised of any independent directors and that Mr. Daniels is chairman of the board of directors.

Where You Can Find Further Information, page I-26

22. We note the "not necessarily complete" language in the second paragraph. Clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Financial Statements, page F-1

General

23. Please disclose revenue by product line, as applicable, as provided by ASC 280-10-50-40.

24. Please disclose any significant concentration of credit risk as provided by ASC 825-10-50-20.

Balance Sheets, page F-4

25. Please explain to us the reason why the inventory balance is the same at each balance sheet date.

Statement of Stockholders' Equity, page F-6

26. It appears to us that the balance of stockholders' contributions at both December 31, 2011 and June 30, 2012 should be in parentheses. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-386 or Patricia A. Armelin, Staff Accountant, at (202) 551-374 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief